JNL SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500


August 23, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: JNL Series Trust
    File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 49 to the Registration Statement under the Securities Act of 1933 and Amendment No. 50 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1) the addition of three new funds to be advised by Jackson National Asset Management, LLC (1) the JNL/S&P 4 Fund); 2) the JNL/PAM China-India Fund; and 3) the JNL/PAM Asia ex-Japan Fund);

2) the addition of four new funds to be co-sub-advised by Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation
     (1) the JNL/S&P Dividend Income & Growth Fund; 2) the JNL/S&P Intrinsic Value Fund; 3) the JNL/S&P Competitive Advantage Fund; and 4) the JNL/S&P Total Yield Fund);

3) the addition of one new fund to be sub-advised by Capital Guardian Trust Company (the JNL/Capital Guardian International Small Cap Fund);

4) the replacement of Wellington Management Company, LLP with Capital Guardian Trust Company for two funds (1) the JNL/Select Large Cap Growth Fund, and
     2) the JNL/Select Global Growth Fund);

5) the replacement of Pyrmais Global Advisors, LLC with Capital Guardian Trust Company for one fund (the JNL/FI Balanced Fund);

6) the replacement of J.P. Morgan Investment Management, Inc. with A I M Capital Management, Inc. for one fund (the JNL/JPMorgan International Equity Fund);

7) the replacement of Putnam Investment Management, LLC with PPM America, Inc. for one fund (the JNL/Putnam Equity Fund);

8) the merger of the JNL/Putnam Midcap Growth Fund into the JNL/FI Mid-Cap Equity Fund;

9) the replacement of Pyramis Gloabl Advisors, LLC with J.P. Morgan Investment Management Inc. for one fund (the JNL/FI Mid-Cap Equity Fund); and

10)  to reflect other changes.

If you have any  questions, please  contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.
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                                JNL SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500


August 23, 2007


VIA EDGAR

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Ellen Sazzman

Re:      JNL Series Trust
         File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant. We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (517) 367-4336 if you have any questions.

Respectfully,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary
JNL Series Trust